SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                        INFORMATION STATEMENT PURSUANT TO
                             RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Embryo Development Corporation
             -----------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    29081810
             -----------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1996
             -----------------------------------------------------
                             (Date of Schedule 13G)


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CUSIP No. 29081810                    13G                      Page 2 of 6 Pages



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   1   NAME OF REPORTING PERSONS: LLOYD MARKS
       S.S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####




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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       Not Applicable                                        (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES



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   NUMBER OF      5    SOLE VOTING POWER                               600,000*
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER                                   0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER                          600,000*
      WITH
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER                             0


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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     600,000*
       REPORTING PERSON


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  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES                                                     [  ]


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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 11.0%**


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  12   TYPE OF REPORTING PERSON                                            IN


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 *Shares issuable, if at all, upon the exercise of common stock purchase warrants.

**Based upon 4,485,000 shares of outstanding common stock as of March 10, 1997 as disclosed within the Company's Report on Form 10-QSB for the quarterly period ended January 31, 1997.

                                      -2-
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CUSIP No. 29081810                    13G                      Page 3 of 6 Pages





Item 1.     (a)   Name of Issuer:
                  Embryo Development Corporation

            (b)   Address of Issuer's Principal Executive Offices:
                  750 Lexington Avenue, Suite 2750, New York, NY 10022*

Item 2.     (a)   Name of Person Filing:
                  Lloyd Marks

            (b)   Address of Principal Business Office or, if none, Residence:
                  1021 Minisink Way, Westfield, NJ 07090

            (c)   Citizenship:
                  United States

            (d)   Title of Class of Securities:
                  Common Stock, Par Value $.0001 Per Share

            (e)   CUSIP Number:
                  29081810

Item 3. Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). Not Applicable.


Item 4.     Ownership
            (a)   Amount Beneficially Owned:
                  600,000 shares issuable, if at all, upon the exercise of common stock purchase warrants


--------------------------------
*Based upon information disclosed within the Company's Report on Form 10-QSB for the quarterly period ended January 31, 1997.

CUSIP No. 29081810                    13G                      Page 4 of 6 Pages


            (b)   Percent of Class:
                  11.0%*


            (c)   Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:

                         600,000 shares issuable, if at all, upon the exercise of common stock purchase warrants


                  (ii)   shared power to vote or to direct the vote:

                         0

                  (iii)  sole power to dispose or to direct the disposition of:

                         600,000 shares issuable, if at all, upon the exercise of common stock purchase warrants

                  (iv) shared power to dispose or to direct the disposition of:

                         0


Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.





--------------------------------
*Based upon 4,845,000 shares of outstanding common stock as of March 10, 1997 as disclosed within the Company's Report on Form 10-QSB for the quarterly period ended January 31, 1997.


                                      -4-
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CUSIP No. 29081810                    13G                      Page 5 of 6 Pages

Item 8.     Identification and Class of Members of the Group

             Not Applicable.

Item 9.     Notice of Dissolution of Group

            Not Applicable.

Item 10.    Certification

            Not Applicable.


Exhibits - None.


                                      -5-
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CUSIP No. 29081810                    13G                      Page 6 of 6 Pages


                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              May 29, 1997
                                              ----------------------------------
                                              Date

                                              /s/ Lloyd Marks
                                              ----------------------------------
                                              Signature

                                              Lloyd Marks
                                              ----------------------------------
                                              Name